INVESTMENT DECK

A book publishing company that aims to shed light on purposeful world movements through fiction and non-fiction.

SKD PUBLISHING

Founder´s Story

2020 triggered it.

"If there's any baggage to take from 2020 it's this: This was the year of reckoning, when the social justice movement took centre stage, and activism became a part of more and more people's lives." *Movements & Memes: How The Struggle For Social Justice Shaped 2020,* **Refinery 29.**

We at SKD Publishing believe a publishing company should amplify deserving movements and the market for that has never been more ripe.


STOP
RACIS



Amplifying purposeful world movements on a global stage.



Solution

Fiction and non-fiction books that explore stories on social and world issues.







We listen to the people. What issues are sparking curiosity?

THE THEME FOR 2022

IS

....

We set the mode to amplify messages.

Annually, we will set a theme. The theme will represent a category of issues we believe people are curious about and how we plan on shedding light on it. E.g. 'The rise of young voices on equality.'

Books are released.

Both in print and digitally.

SKD
PUBLISHING

Product

Books that amplify world movements.

The books will lead pivotal conversations and enable readers to have more knowledge about the world's dysfunctions.

Merging Activism with Storytelling

In order to champion this niche, SKD Publishing aims to excellently merge activism on various issues with storytelling through its books. This will be a key guideline in manuscript selection.


kindle

 **Business Model**

Trade Book Publishing

We publish books and have them stocked at both physical and online stores.

$14.99

Average price of a book

8.5 M

Book sales

Service Obtainable market

$125M

Revenue

2022-2026



What do people think of what we have to offer?

PUBLISHING



Well versed book critics have given reviews on our inaugural book.



Over a thousand people have signed up to our email list be notified about our launch.



Thousands engage with our media platforms being used to build anticipation for launch. Their prove that the brand identity being down with our inaugural book with them.



Comments along the lines of

"It's like you've been reading my mind all along."



Competition

For our current niche of publishing, there is no one doing it right and championing it. Although we do have indirect competitors who are top global publishers with successful imprints.

		Penguin Random House	Macmillan	Harper Collins	Simon & Schuster
Ease of order fulfilment	●	●	●	●	●
Advertising Partnerships with global media houses	●	○	○	○	○
Books with storylines that can emotionally connect with readers	●	○	○	○	○
A wide range of imprints	○	●	●	●	●

They are indirect competitors because they have resources to immediately enter a new market with competence and expertise.

Although, the full potential of our niche market can only be be explored fully with a niche publishing company that has social impact publishing as a focus. That's us.

SKD

PUBLISHING

Advertising Partnerships and emotional connection with customers are great.
But, what will enable us to make a mark from the start?

First Mover Advantage in Metaverse Book Marketing

All industries need to get prepared for the future of the internet, the metaverse.

SKD Publishing plans to position itself for the future of connecting with customers.



SKD Publishing's books will be promoted using metaverse experiences where virtual realities will be created to depict the inspiration behind our books and the message the authors are trying to pass across. It will be specially curated for potential readers to explore this world as characters and have them experience the world issues our writers aim to shed light on.



Market

750.9 million

Unit sales of print books in 2020.

The global books market size was valued at USD 132.1 billion in 2020.

It is expected to expand at a compound annual growth rate (CAGR) of 2.4% from 2021 to 2028.

Sources:
New report by Grand View Research, Inc.
NPD BookScan - Annual Report

SKD PUBLISHING

Market

TAM, SAM, & SOM

Markets, defined



The SAM and SOM are portions of the TAM



TAM
SAM
SOM

$132.1B

$5B

$125M

How did Technology leave its mark?

Readers getting their books delivered digitally is getting more popular. What does that mean for print book culture?

Well, print books still outsell e-books. People still love to own physical books, *according to Meryl Halls, managing director of the Booksellers' Association in the U.K.*

Resolutions and Predictions.

Readers love stories and how they engage with their favorite works can be influenced by industry trends and lifestyle choices. It's best for publishing companies to utilize multi-channel publishing and make sure their products are available in different versions.


La Disparition de Stephanie Mailer
— Dans quatre jours seulement. Je suis encore flic pendant quatre jours. Lundi, quand je l'ai vue, Stephanie disait avoir un rendez-vous qui allait lui apporter les éléments manquant à son dossier...
— Laisse l'affaire à l'un de tes collègues, me suggéra-t-il.
— Hors de question ! Derek, cette fille m'a assuré qu'en 1994...
Il ne me laissa pas terminer ma phrase :
— On a bouclé l'enquête, Jesse ! C'est du passé ! Qu'est-ce qui te prend tout d'un coup ? Pourquoi veux-tu à tout prix te replonger là-dedans ? Tu as vraiment envie de revivre tout ça ?
Je regrettai son manque de soutien.
— Alors, tu ne veux pas venir à Orphea avec moi ?
— Non, Jesse. Désolé. Je crois que tu délires complètement.
C'est donc seul que je me rendis à Orphea, vingt ans après y avoir mis les pieds pour la dernière fois. Depuis le
-7. Disparition d'une journaliste. Lundi 23... — Page 19 sur 123
kobo

THE 'COVID EFFECT'

As we all already know, 2020 was a year of stillness. People had more time to themselves so entertainment and recreational activities were redefined.

- Over half (52%) of US NYT Readers say they are reading more now because of the pandemic.
Source: NYT x Morning Consult International COVID-19 Tracking Wave 2 Oct 2020

- Nielsen Book's research found that 41% of people said they were reading more books since Boris Johnson imposed the measures on 23 March 2020.

- Research compiled by writing and proofreading service Global English Editing shows that 35% of people in the world have read more books than usual since COVID began.

The book publishing industry is a pandemic proof industry and all the trusted sources of data listed above prove that.



Target audience: Digitally people who discuss world issues social movements.

- **Media campaigns distributed by advertising partners**

- **Influencer Marketing**

- **TV Production.**

For every annual release of books, SKD Publishing will produce an 'Author Reveal Show' to be aired on CNN / CBS that will showcase our authors on the biggest global stage possible.



Team



Oluwaseyi Kikiowo
Founder

- Oluwaseyi Kikiowo has done extensive research on the publishing industry and its digital evolution.
- Built relationships with global media houses that are an advantage for brand advertising.

Anna Walsh
Head of Public Relations

- Her 17 years of experience in public relations began as an in-house book publicist at Random House. Throughout her career she has worked with major authors including JD Vance, Alan Dershowitz and many more.



Adam McGowan
Advisor

- Adam McGowan specializes in being a problem solver for early stage ventures.
- He's focus is team building and strategic planning. He's been a great ally, advocate, and adviser for numerous startups in Boston and worldwide.

Javi Calderon
Advertising Director

- An advertising expert at Adline Advertising with years of experience across different markets.
- Specializes in paid ads across digital media platforms to connect with potential customers.



Eghonghon Ahonsi
Company Accountant

- Experience in Financial Analysis, Bookkeeping and Accounting.
- Experience at prestigious companies like KPMG where she worked in transfer pricing consulting.

MAIN ADVERTISING PARTNER

The New York Times

Strategy for the future

What will make our business attractive?

There is so much to explore. From merchandise lines to documentaries, movies and series based on the storyline of our books. SKD Publishing can evolve into a multimedia company that passes across several messages on world movements using different chambers of art and media. We can successfully form a merger with a A-list production companies and distributors (E.g. Tyler Perry Studios and Netflix).

Some industry examples:

MARVEL PARTNERS WITH PENGUIN RANDOM HOUSE FOR COMIC BOOK DISTRIBUTION.





THANK YOU

Oluwaseyi Kikiowo

info@skdpublishing.com